K R A M E R    L E V I N    N A F T A L I S    &    F R A N K E L LLP

January 11, 2008

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Edwin Kim

  Re:
  Aldabra 2 Acquisition Corp. Preliminary Proxy Statement on
  Schedule 14A Amendment No. 1 (SEC File No. 001-33541), filed on December 7, 2007.

Ladies and Gentlemen:

        On behalf of Aldabra 2 Acquisition Corp., a Delaware corporation (the "Company"), and pursuant to the applicable provisions of the Securities Act of 1934, and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the "Commission") a complete copy of the revised Preliminary Proxy Statement of the Company (the "Preliminary Proxy Statement").

        This amendment reflects certain revisions to the Preliminary Proxy Statement, as filed with the Commission on December 7, 2007, in response to the comment letter addressed to Jason Weiss, dated January 8, 2008, from the staff of the Commission (the "Staff"). In response to the Staff's request in that same letter regarding the provision of certain acknowledgements, a letter from the Company that provides the requested acknowledgements is attached hereto as Exhibit A.

        The Company has referenced in its responses the appropriate page numbers of the Preliminary Proxy Statement. The numbered paragraphs below set forth the Staff's comments together with the Company's responses. Unless otherwise indicated, capitalized terms used below have the meanings assigned to them in the Preliminary Proxy Statement.

General

1.
We have reviewed your response to comment 4 of our letter dated November 27, 2007, we, however, reissue the comment in part. We note your supplemental disclosure that Madison Dearborn Partners IV, L.P. ("MDP") and OfficeMax Incorporated ("OfficeMax") indirectly hold ownership interests in Boise Paper Products ("BPP"). Other than merely being investors, please provide a brief discussion of the role of MDP and OfficeMax in the management or operations of BPP in the summary or other appropriate places in the proxy statement.

  Response: The Company has expanded the requested disclosure on pages 2, 12-13 and 113 of the Preliminary Proxy Statement. OfficeMax will not have a role in the management or operations of BPP. We have added a summary of the Investor Rights Agreement to the Summary section of pages 12-13. The Seller will have rights under the Investor Rights Agreement to designate a number of directors proportional to its ownership in Aldabra and will have the right under affirmative and negative covenants contained in the agreement to influence specified non-ordinary course activities of Aldabra. MDP, as the controlling stockholder of the Seller, will therefore be able to control the exercise of these rights. As described in the proxy, two of the directors designated by the Seller will be representatives of MDP.

  KL2 2540146 14

The Acquisition Proposal, page 53

Background of the Acquisition, page 53

2.
Please incorporate your response to comment 26 in the proxy statement. Your response is more specific than revised disclosure on page 57.

  Response: The Company has added the requested disclosure on page 58 of the Preliminary Proxy Statement.

3.
Please describe the substance of the meeting on July 20, 2007, with Lazard Freres & Co. LLC. Also, please identify who attended the meeting.

  Response: The Company has added the requested disclosure on page 60 of the Preliminary Proxy Statement.

4.
Please specify and provide the details of the meeting where Mr. Souleles informed Mr. Weiss that equipment issues might cause a decline of $3 to $5 million decline in EBITDA. Also, please disclose any other material discussions that took place during this meeting(s) or conversation(s).

  Response: The Company has clarified the disclosure on page 61 of the Preliminary Proxy Statement. The Company further advises the Staff that no material discussions took place during the August 29, 2007 pre-board meeting call between Messrs. Weiss and Souleles except as described in such disclosure.

5.
We have reviewed your response to comment 32 of our letter dated November 27, 2007. On page 60, the company discloses that "further negotiations" resulted in a $24.7 million reduction of the purchase price. Please disclose the factors that resulted in the reduction of the purchase price. For example, did the draft Houlihan Lokey fairness opinion or the possible decline of BPP's EBITDA substantially affect these negotiations?

  Response: The Company has added the requested disclosure on page 61 of the Preliminary Proxy Statement.

Factors Considered by the Aldabra Board In Approving the Acquisition, page 61

6.
We have reviewed your responses to comments 36 and 40 of our letter dated November 27, 2007, however, we reissue these comments in part. In this section, please revise to briefly summarize the discounted cash flow analysis performed by Houlihan Lokey and how the board used that analysis. Also, please provide a brief explanation of how the debt servicing obligations affected the discounted cash flow analysis and how the board considered the Houlihan Lokey fairness opinion.

  Response: The Company has added the requested disclosure on page 68 of the Preliminary Proxy Statement. The Company further advises the Staff that the cash flow analysis was performed on an unlevered basis, and thus the debt servicing obligations did not affect the discounted cash flow ("DCF") analysis or the board's consideration of the Houlihan Lokey fairness opinion. As discussed in the bullet point immediately preceding the discussion of the DCF analysis on page 68, the board did, however, consider Aldabra's ability to service its debt obligations following the Acquisition.

7.
Please provide a more detailed analysis of the "Negative Factors" and the "Other Factors," similar to those provided for the Favorable Factors.

  Response: The Company has added the requested disclosure on pages 66-67 and 69-70 of the Preliminary Proxy Statement.

8.
Other than the Houlihan Lokey fairness opinion, please specify in the financial factor which pieces of data, reports, or information gathered by the company (i.e. the Lazard comparable report, etc.) was used in the appropriate factor.

  Response: The Company has added the requested disclosure on pages 67-69 of the Preliminary Proxy Statement.

The Houlihan Lokey Fairness Opinion, page 73

9.
We have reviewed your response to comment 57 of our letter dated November 27, 2007, and reissue the comment in part. Please disclose the amount of the fee and reimbursed out-of-pocket expenses paid to Houlihan Lokey. Also, please confirm that Houlihan Lokey was not engaged for any fairness opinions with Aldabra Acquisition Corp. or any other similar blank check companies affiliated with management.

  Response: The Company has added the requested disclosure on pages 82-83 of the Preliminary Proxy Statement.

10.
We have reviewed your response to comment 60 of our letter dated November 27, 2007, regarding how the weighted average cost of capital was calculated. Please briefly disclose how the estimated cost of debt and equity were determined, along with how the debt to equity ratios were determined.

  Response: The Company has added the requested disclosure on page 82 of the Preliminary Proxy Statement.

Interests of Certain Persons in the Acquisition, page 81

11.
Please disclose in this section, if true, that if the Aldabra insiders and their respective trusts intend to purchase additional shares of common stock prior to the consummation of the business combination with BPP. Also clarify if they may purchase additional warrants prior to the consummation of the business combination.

  Response: The Company has added the requested disclosure on page 84 of the Preliminary Proxy Statement.

Information About Boise Paper Products, page 156

12.
We have reviewed your response to comment 68 of our previous letter, however, we reissue the comment. The proxy statement specifies the production capacity of the uncoated free sheet paper business was 1.5 million short tons in 2006. Please balance this disclosure by presenting the uncoated free sheet paper production capacity for 2005 and for the first three quarters of 2006 and 2007; the actual production volume for the uncoated free sheet paper business in 2005, 2006, and the first three quarters of 2006 and 2007; and similar figures for the other lines in the paper segment. Similarly, the figures for the total production and the total production capacity for the entire paper segment should be clearly noted by the appropriate periods, i.e. year ended 2005, year ended 2006, nine months ended 2006, and nine months ended 2007. A table similar to the sales volume of the paper segment on page 159 may be appropriate.

  On page 161, the proxy statement contains similar selective disclosure of the packaging and newsprint segment's production and production capacity. Please include the appropriate figures for year ended 2005, year ended 2006, nine months ended 2006, and nine months ended 2007.

  Response: The Company has added tables on pages 159 and 164 of the Preliminary Proxy Statement that disclose capacity and production information by product line for the years ended 2005 and 2006 and the nine months ended September 30, 2006 and 2007.

Liquidity and Capital Resources, page 185

Following the Acquisition, page 188

13.
We reviewed your revised disclosure in response to our prior comment 79, noting future cash amounts payable related to (i) the estimated 2008 interest and fee payments of approximately $89 million (or $110 million assuming maximum conversion) as disclosed on page 192, (ii) your 2008/2009 contractual obligations of $119.4 million as disclosed on page 191 and (iii) your estimate of annual capital expenditures to be between $100 - 125 million per year as disclosed on page 188. Considering the foregoing amounts disclosed, please provide a substantive discussion in this section of how you plan to fund each of these obligations based on current operations and your existing and planned credit facilities.

  Response: The Company has revised the disclosure on pages 192-193 of the Preliminary Proxy Statement in response to the Staff's comment to provide a more substantive discussion of how the combined company ("Boise"), which will be renamed Boise Inc., intends to fund these requirements. The Company supplementally advises the Staff that Aldabra has considered future cash flows as they relate to the ability to operate its business, fund cash interest expense, pay cash taxes and make capital expenditures. Based on the estimated 2008 EBITDA of $336.8 million, as set forth on page 79 of the Preliminary Proxy Statement, we believe the Company will have sufficient operating income to service its indebtedness and make estimated capital expenditures. We have added additional disclosure on page 71 of the Preliminary Proxy Statement regarding the assumptions underlying the projections. We note that the items set forth in the contractual obligations table on page 195, other than debt repayment and interest, are deducted in estimating EBITDA. In the aggregate for 2008, estimated cash interest expense of $89 million ($110 million assuming maximum conversion rights), capital expenditures of $125 - $130 million and debt repayment of $37.6 million are estimated to be between $251.5 million and $277.6 million. Based on the foregoing estimates, the Company believes that operating income is sufficient to meet these requirements and pay cash taxes. The Company notes that a 1% increase in interest rates would result in an increase in its cash interest expense of approximately $9.6 million, but it believes that Boise's operating income will be sufficient to service Boise's pro forma indebtedness to the extent actual rates are higher than those assumed for purposes of the pro forma financial statements. The Company also notes that Boise will have a $250 million revolving credit facility, which Aldabra estimates will have $218 million of availability upon completion of the Acquisition assuming no conversion rights are exercised ($217 million assuming maximum conversion rights are exercised).

  Additionally, the Company notes that Boise had substantially higher capital expenditures in 2006 ($151 million) due to the purchase of Central Texas Corrugated's assets in Waco, Texas and in 2007 (estimated to be $140 million) due to the improvement projects in Wallula and DeRidder. Boise's management anticipates capital expenditures of $129 million in 2008, and more normalized levels thereafter in the range of $100 - $125 million.

14.
Please provide a risk factor that addresses the specific liquidity difficulties outlined in the previous comment. Also, if appropriate, please discuss how this specific liquidity difficulty may affect the risk of the company to continue as a going concern.

  Response: The Company has added the requested disclosure on page 35 of the Preliminary Proxy Statement regarding the risk that the Company would not be able to operate as a going concern if it did not generate sufficient cash flow. The Company also respectfully notes the existing risk factors on pages 34-36 of the Preliminary Proxy Statement under the captions "The expected amount of post-Acquisition indebtedness could adversely affect Aldabra's financial condition and its ability to operate Boise," "Boise's operations may not be able to generate sufficient cash flows to meet Aldabra's debt service obligations" and "The terms of Aldabra's new credit facilities have not been finalized and are subject to market risk."

Beneficial Ownership of Securities, page 217

15.
For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Aldabra.

  Response: The Company has added the requested additional disclosure on pages 221-222 of the Preliminary Proxy Statement. The disclosure on pages 221-223 reflects all relevant information available in the applicable Schedule 13Gs.

*    *    *    *    *

        The Company hopes that the foregoing has been responsive to the Staff's comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (212) 715-9435.

Sincerely,
/s/ Philip R. Weingold Philip R. Weingold
cc:
Jason Weiss
Thomas S. Souleles
Karen Gowland
Carol Anne Huff

EXHIBIT A

[ALDABRA 2 LOGO]

January 11, 2008

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Edwin Kim

  Re:
  Aldabra 2 Acquisition Corp. Preliminary Proxy Statement on Schedule 14A Amendment No. 1 (SEC File No. 001-33541), filed on December 7, 2007.

Ladies and Gentlemen:

        Aldabra 2 Acquisition Corp., a Delaware corporation (the "Company"), as part of its response to the comment letter addressed to Jason Weiss from the staff of the Securities and Exchange Commission (the "Commission") dated January 8, 2008, hereby acknowledges the following:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, please feel free to contact the undersigned at (310) 459-5132. Thank you for your cooperation and attention to this matter.

Sincerely,
/s/ Jason Weiss Jason Weiss Chief Executive Officer